Exhibit (a)(1)(vii)
Supplement
to the
Offer to Purchase for Cash
Up to 4,400,000 Shares of its Common Stock
by
Central Parking Corporation
THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 14, 2005, UNLESS THE TENDER OFFER IS FURTHER EXTENDED.
       On August 12, 2005, Central Parking Corporation, a Tennessee corporation (“Central Parking” or the “Company”), distributed an Offer to Purchase (as amended on August 29, 2005 and September 14, 2005, the “Original Offer to Purchase”) and a related Letter of Transmittal (the “Original Letter of Transmittal”) in connection with its tender offer to purchase for cash up to 4,400,000 shares of its common stock, par value $0.01 per share, at a price specified by its shareholders of not greater than $16.75 nor less than $14.50 per share, without interest, upon the terms and subject to the conditions of the Original Offer to Purchase. The tender offer was previously scheduled to expire at 5:00 p.m., New York City time on Friday, September 30, 2005.
      The Company, by this supplement (the “Supplement”, together with the Original Offer to Purchase, the “Offer to Purchase”), amends the Original Offer to Purchase. The Original Offer to Purchase, this Supplement and related amended Letter of Transmittal (the “Amended Letter of Transmittal”), as each may be further amended or supplemented from time to time, constitute the tender offer.
      The Company has decreased the price per share at which shareholders may tender their shares to a price not greater than $16.00 nor less than $14.00 per share, without interest thereon.
      Upon the terms and subject to the conditions of the tender offer, the Company will determine a single price per share that it will pay for shares properly tendered and not properly withdrawn in the tender offer. The Company will select the lowest purchase price that will allow it to purchase up to 4,400,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn. The price will not be greater than $16.00 nor less than $14.00 per share, without interest. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares the Company seeks are properly tendered. Shares tendered but not purchased in the tender offer will be returned to the tendering shareholders at the Company’s expense promptly after the expiration of the tender offer.

     The Dealer Manager for the Offer is:
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502
(888) 583-8900, ext. 8502 (Call Toll-Free)
September 30, 2005

     If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 of the Offer to Purchase carefully, including completing an Amended Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to SunTrust Bank, the Depositary or, if applicable, an amended Notice of Guaranteed Delivery (the “Amended Notice of Guaranteed Delivery”). Tenders of shares, Original Letters of Transmittal, Notices of Guaranteed Delivery and instructions to brokers, dealers and commercial banks, trust companies or other nominees submitted in connection with the Original Offer to Purchase are no longer effective, subject to limited exceptions for certain previous tenders described below. Subject to these exceptions, shares previously delivered to the Depositary in connection with a tender pursuant to the Original Offer to Purchase will be retained by the Depositary until the Expiration Date or until you notify the Depositary that you intend to withdraw such shares from the tender offer. Shareholders that do not meet such limited exceptions and that wish to participate in the tender offer should treat this extension as a new tender offer, whether or not they wish to make any change in their previous instructions.
      THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	shareholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the Original Letter of Transmittal (blue), and that do not wish to change that direction;

•	shareholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” on the instruction form (green) provided to them by brokers, dealers, commercial banks and other nominees, and that do not wish to change that direction; and

•	participants in the Company’s 1996 Employee Stock Purchase Plan that have already specified on the tender instruction form (yellow) that they are willing to sell a percentage of the shares held in their account under the 1996 Employee Stock Purchase Plan at the price determined by the Dutch Auction, and that do not wish to change that direction.
      THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE.
      The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the trading symbol “CPC”. On September 28, 2005, the last full trading day prior to the announcement of the terms of the amended offer, the last reported sale price of the Company’s shares on the NYSE was $15.30 per share.
      NEITHER CENTRAL PARKING CORPORATION, ITS BOARD OF DIRECTORS, THE DEALER MANAGER, SUNTRUST BANK (THE “DEPOSITARY”) NOR D.F. KING & CO., INC. (THE “INFORMATION AGENT”) MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER ALL OR ANY SHARES OR AS TO THE PURCHASE PRICE AT WHICH YOU TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. WE HAVE BEEN ADVISED THAT NONE OF OUR DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER SHARES PURSUANT TO THE OFFER, INCLUDING THE DIRECTORS AND OFFICERS THAT PREVIOUSLY INDICATED THAT THEY MAY EXERCISE OPTIONS AND PARTICIPATE IN THE TENDER OFFER.

IMPORTANT
      If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 of the Offer to Purchase carefully, including, if applicable, completing an Amended Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to SunTrust Bank, the Depositary (provided that if you have already sent your share certificates to the Depositary in connection with a now invalid tender pursuant to the Original Offer to Purchase and the Original Letter of Transmittal, you do not need to send share certificates as the Depositary has retained possession of such shares. Tenders of shares, Original Letters of Transmittal, Notices of Guaranteed Delivery and instructions to brokers, dealers and commercial banks, trust companies or other nominees submitted in connection with the Original Offer to Purchase are no longer effective, subject to limited exceptions for certain previous tenders described below. Subject to these exceptions, shares previously delivered to the Depositary in connection with a tender pursuant to the Original Offer to Purchase will be retained by the Depositary until the Expiration Date or until you notify the Depositary that you intend to withdraw such shares from the tender offer. Shareholders that do not meet such limited exceptions and that wish to participate in the tender offer should treat this extension as a new tender offer, whether or not they wish to make any change in their previous instructions.
      THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	shareholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the Original Letter of Transmittal (blue), and that do not wish to change that direction;

•	shareholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” on the instruction form (green) provided to them by brokers, dealers, commercial banks and other nominees, and that do not wish to change that direction; and

•	participants in the Company’s 1996 Employee Stock Purchase Plan that have already specified on the tender instruction form (yellow) that they are willing to sell a percentage of the shares held in their account under the 1996 Employee Stock Purchase Plan at the price determined by the Dutch Auction, and that do not wish to change that direction.
      If you want to tender all or part of your shares, and you do not meet one of the limited exceptions stated above, you must do one of the following before the tender offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a pink Amended Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Amended Letter of Transmittal, to SunTrust Bank, the Depositary for the tender offer (provided that if you have already sent your share certificates to the Depository in connection with a now invalid tender pursuant to the Original Letter of Transmittal, you do not need to send share certificates as the Depositary has retained possession of such shares);

•	if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in the Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase;

•	if you are a participant in our 1996 Employee Stock Purchase Plan and you wish to tender any of your shares held in that plan, you must follow the separate instructions and procedures described in Section 3 of the Offer to Purchase and you must review the separate materials related to that plan enclosed with the Offer to Purchase for instructions; or

•	if you are a holder of vested options, you may exercise your options for cash and tender any of the shares issued upon exercise.
      If you want to tender your shares (and you do not meet one of the limited exceptions stated on the previous page) but your certificates for the shares are not immediately available or cannot be delivered to the Depositary within the required time or you cannot comply with the procedure for book-entry transfer, or your other required documents cannot be delivered to the Depositary by the Expiration Date (as defined below) of the tender offer, you may still tender your shares if you comply with the guaranteed delivery procedure described in Section 3 of the Offer to Purchase.
      IF YOU DO NOT MEET ONE OF THE LIMITED EXCEPTIONS STATED ON THE PREVIOUS PAGE, TO TENDER SHARES PROPERLY (OTHER THAN SHARES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, OR SHARES HELD IN THE 1996 EMPLOYEE STOCK PURCHASE PLAN), YOU MUST PROPERLY COMPLETE AND DULY EXECUTE THE AMENDED LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE OR PRICES AT WHICH YOU ARE TENDERING YOUR SHARES.
      If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the Amended Letter of Transmittal entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in your shares being purchased at the minimum price of $14.00 per share.
      Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the tender offer, or to Banc of America Securities LLC, the Dealer Manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this Supplement. Requests for additional copies of this Supplement, the Original Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent.
      We are not making this tender offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this tender offer to shareholders in any such jurisdiction.
      WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE TENDER OFFER OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS INCORPORATED BY REFERENCE OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR INCORPORATED BY REFERENCE OR IN THE RELATED AMENDED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US OR THE DEALER MANAGER.
      Except as otherwise set forth in this Supplement or the Amended Letter of Transmittal, the terms and conditions set forth in the Original Offer to Purchase and the Original Letter of Transmittal remain applicable in all respects to the tender offer. To the extent that any information or amendment contained in this Supplement is inconsistent with the information in the Original Offer to Purchase, the information and amendments in this Supplement shall control.
      The following amendments and supplements to the information contained in the Original Offer to Purchase are keyed to the headings in the Original Offer to Purchase. Shareholders should read the Original Offer to Purchase and the Amended Letter of Transmittal in conjunction with this Supplement in considering whether to tender their shares. Capitalized terms used in this Supplement but not otherwise defined have the meanings assigned to them in the Original Offer to Purchase.

      The tender offer is hereby amended and supplemented as follows:
      All references to the purchase price in the Original Offer to Purchase or the related tender offer documents shall now mean a price of not greater than $16.00 per share nor less than $14.00 per share, without interest. All references to the minimum price in the tender offer shall now mean a minimum price of $14.00 per share and all references to the maximum price in the tender offer shall now mean a maximum price of $16.00 per share.
      All references to the Expiration Date in the Original Offer to Purchase or the related tender offer documents shall now mean 12:00 Midnight, New York City time, on Friday, October 14, 2005 (the “Expiration Date”) unless the tender offer is subsequently further extended or earlier terminated in accordance with its terms.

SUMMARY TERM SHEET
      We are providing this summary term sheet for your convenience. It highlights certain material information from this Supplement and the Original Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent described elsewhere in this Supplement, the Original Offer to Purchase and Amended Letter of Transmittal. We urge you to read this entire Supplement, the Original Offer to Purchase and Amended Letter of Transmittal because they contain the full details of the tender offer. We have included herein references to the sections of the Offer to Purchase where you will find a more complete discussion.
How many shares will Central Parking Corporation purchase in the Offer?
      We are offering to purchase up to 4,400,000 shares of our Common Stock. We also expressly reserve the right, in our sole discretion, to purchase additional shares in an amount equal to up to 2% of the outstanding shares, and could decide to purchase more shares subject to applicable legal requirements. If more than 4,400,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for shares held by owners of “odd lots,” which will be purchased on a priority basis and conditional tenders whose conditions were not met, which will not be purchased. For more information about the number of shares that will be purchased, see Section 1, “Number of Shares; Proration; Expiration Date.”
How much will Central Parking Corporation pay me for my shares and how will I be paid?
      We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price within a specified price range at which you are willing to sell your shares. The price range for the Offer is $14.00 to $16.00 per share. We will determine the lowest single per share price within the price range that will allow us to purchase 4,400,000 shares or, if fewer shares are tendered, all shares tendered. All shares purchased will be purchased at the same price, even if you have tendered your shares at a lower price, but no shares will be purchased above the purchase price determined by us. If you wish to maximize the chance that your shares will be purchased, you should check the box in the section of the Amended Letter of Transmittal indicating that you will accept the purchase price determined by us under the terms of the Offer. However, making this election will still not assure you that the tender of all of your shares will be accepted for payment. Note that this election could result in your shares being purchased at the minimum price of $14.00 per share. If your shares are purchased in the Offer, you will be paid the purchase price, net in cash without interest thereon, as soon as practicable after the expiration date of the Offer and the acceptance of the shares for payment. Under no circumstances will we pay interest on the purchase price.
What is the purpose of the Offer?
      We are making this Offer because we continue to believe that the repurchase of shares is consistent with our long-term goal of increasing earnings per share and maximizing shareholder value. We believe that the repurchase of shares pursuant to the Offer is a prudent use of our investment funds. We expect that the repurchase of shares in the Offer will be accretive to future earnings per share for shareholders who do not sell their shares in the Offer. In addition, the Offer affords shareholders of record the opportunity to dispose of shares without paying certain transaction costs usually associated with a market sale. For more information on the purpose of the Offer, see Section 9, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”
Will Directors, Executive Officers and Affiliates participate in the Offer?
      We have been advised by our directors, executive officers and persons known by us to be our affiliates that they do not intend to participate in the Offer, including the directors and officers that previously indicated that they may exercise options and participate in the Offer. See Section 13, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock.”

What is the recent market price of my shares?
      On September 28, 2005, the last full trading day prior to the announcement of the terms of the amended offer, the last reported sale price of the Company’s shares on the NYSE was $15.30 per share. See Section 10, “Price Range of Shares.”
INTRODUCTION
      Central Parking Corporation, a Tennessee corporation, has amended its offer to its shareholders to tender shares of its common stock, $0.01 par value per share, for purchase by the Company. The Company is now offering to purchase up to 4,400,000 shares at a price not greater than $16.00 nor less than $14.00 per share, without interest. Prior to this Supplement, the tender offer, proration period and related withdrawal rights were scheduled to expire at 5:00 p.m., New York City time on Friday, September 30, 2005. However, the Company has extended the tender offer, and the tender offer, proration period and withdrawal rights will now expire at 12:00 Midnight, New York City time, on Friday, October 14, 2005, unless further extended.
      This Supplement should be read in conjunction with the Original Offer to Purchase. Except as set forth herein, all of the terms and conditions of the offer set forth in the Original Offer to Purchase shall continue to be applicable.
      TENDERS OF SHARES, ORIGINAL LETTERS OF TRANSMITTAL, NOTICES OF GUARANTEED DELIVERY AND INSTRUCTIONS TO BROKERS, DEALERS AND COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, SUBJECT TO LIMITED EXCEPTIONS FOR CERTAIN PREVIOUS TENDERS DESCRIBED BELOW. SHAREHOLDERS THAT DO NOT MEET ONE OF THESE LIMITED EXCEPTIONS AND WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS.
      THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	shareholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the Original Letter of Transmittal (blue), and that do not wish to change that direction;

•	shareholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” on the instruction form (green) provided to them by brokers, dealers, commercial banks and other nominees, and that do not wish to change that direction; and

•	participants in our 1996 Employee Stock Purchase Plan that have already specified on the tender instruction form (yellow) that they are willing to sell a percentage of the shares held in their account under the 1996 Stock Purchase Plan at the price determined by the Dutch Auction, and that do not wish to change that direction.
      This offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.
      As of September 27, 2005, we had issued and outstanding 36,758,778 shares. The 4,400,000 shares that we are offering to purchase represent approximately 12.0% of the shares then outstanding. The shares are listed and traded on the New York Stock Exchange (the “NYSE”). On September 28, 2005, the last full trading day prior to the announcement of the terms of the amended offer, the last reported sale price of the Company’s shares on the NYSE was $15.30 per share.

THE OFFER

1.	Procedures for Tendering Shares (page 16 of the Original Offer to Purchase)
      Section 3 of the Original Offer to Purchase is hereby amended and supplemented by adding the following to the end of such Section 3.
      “TENDERS OF SHARES, LETTERS OF TRANSMITTAL, NOTICES OF GUARANTEED DELIVERY AND INSTRUCTIONS TO BROKERS, DEALERS AND COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, SUBJECT TO LIMITED EXCEPTIONS FOR CERTAIN PREVIOUS TENDERS DESCRIBED BELOW. ALL OTHER SHAREHOLDERS THAT DO NOT MEET ONE OF THESE LIMITED EXCEPTIONS AND THAT WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS.
      SHAREHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED “SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE TENDER OFFER” IN THE ORIGINAL LETTER OF TRANSMITTAL, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT. SHAREHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED “SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE TENDER OFFER” ON THE GREEN INSTRUCTION FORM PROVIDED TO THEM BY BROKERS, DEALERS, COMMERCIAL BANKS AND OTHER NOMINEES, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT. PARTICIPANTS IN OUR 1996 EMPLOYEE STOCK PURCHASE PLAN THAT SPECIFIED ON THE TENDER INSTRUCTION FORM THAT THEY ARE WILLING TO SELL A PERCENTAGE OF THE SHARES HELD IN THEIR ACCOUNT UNDER THE STOCK PURCHASE PLAN AT THE PRICE DETERMINED BY THE DUTCH AUCTION, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT.”

2.	Price Range of Shares (page 19 of the Original Offer to Purchase)
      The last line of the second paragraph of Section 10 of the Original Offer to Purchase is hereby amended by replacing such line in its entirety with the following:

“Quarter Ending September 30, 2005 (through September 28, 2005)	$16.30	$13.29
      The first sentence of the third paragraph under Section 10 of the Original Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:

“On September 28, 2005, the last full trading day prior to the announcement of the terms of the amended offer, the last reported sale price of the Company’s shares on the NYSE was $15.30 per share.”

3.	Information About Central Parking Corporation; Recent Developments (page 20 of the Original Offer to Purchase)
      Section 12 of the Original Offer to Purchase is hereby amended and supplemented by adding the following to the end of such Section 12:

As previously announced, the Company has become aware of certain related party issues in its United Kingdom operations, primarily related to its United Kingdom Transport business. The Company and the audit committee of its Board of Directors are continuing to investigate this situation with the assistance of outside legal, accounting and forensics professionals. This investigation has revealed that certain management-level employees located in the Company’s United Kingdom office appear to have engaged in unauthorized related party transactions utilizing Company assets and to have made improper and inaccurate entries to the Company’s financial statements for the United Kingdom operations. As part of the investigation, the Company is evaluating its legal rights against the parties involved in the related party transactions. The Company is also engaged in work to determine the quarterly and year-end financial results of its UK operations. Although the year-end review and investigation are not concluded, at this time the Company believes that there may be a negative financial impact on its prior fiscal 2005 quarters in the range of US $8 to 10 million, consisting primarily of over-accrual of revenues and improper capitalization of expenses. Based upon the foregoing, management, the Audit Committee and the Board of Directors, after consultation with the Company’s independent auditors, have determined that the Company will restate its quarterly financial statements for the first three quarters of fiscal 2005. The overall negative financial impact on the Company’s fiscal year ending September 30, 2005, including the US $8 to 10 million related to prior quarters, is estimated to be in the range of US $13 to 15 million, including current period operating losses and anticipated expenses of the investigation. The United Kingdom operations represented approximately 2.7% of the Company’s revenues previously reported in the Company’s financial statements through the first three quarters of the current fiscal year.

In addition, management is required by Section 404 of Sarbanes-Oxley to do an assessment of its internal controls over financial reporting as of September 30, 2005, and the Company’s independent auditors are required to issue an opinion with respect to the Company’s internal controls over financial reporting. Based on the issues with the United Kingdom operations and the Company’s determination regarding restatement of its quarterly financial statements for the first three quarters of fiscal 2005, the Company believes that it is likely that the Company will identify and report a material weakness in the Company’s controls over financial reporting as of September 30, 2005.

4.	Interests of Directors and Executive Officers (page 22 of the Original Offer to Purchase)
      Section 13 of the Original Offer to Purchase is hereby amended and supplemented by deleting the second and third sentences of the second paragraph of such Section 13 and replacing it with the following:

“We have been advised that none of our directors or executive officers intends to tender shares pursuant to the Offer, including the officers and directors that previously indicated that they may exercise options and participate in the tender offer.”
Dated: September 30, 2005

Central Parking Corporation
September 30, 2005
      The Amended Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

By Mail:	By Overnight Delivery:	By Hand:
Central Parking Exchange	Central Parking Exchange	Central Parking Exchange
c/o SunTrust Bank	c/o SunTrust Bank	c/o SunTrust Bank
Attn: Reorg	Attn: Reorg	Attn: Reorg
P.O. Box 4625	58 Edgewood Ave.	58 Edgewood Ave.
Atlanta, GA 30302	Room 225	Room 225
	Atlanta, GA 30303	Atlanta, GA 30303
By Facsimile Transmission:
(Eligible Institutions Only)
(404) 332-3875
Confirm receipt of fax by Telephone:
(Eligible Institutions Only)
(800) 568-3476
      DELIVERY OF THE AMENDED LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
      Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Original Offer to Purchase, this Supplement, the related Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.
The Information Agent for this Offer is:
D. F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers call: (212) 269-5550 (collect)
All others call: (800) 431-9642 (toll free)
The Dealer Manager for this Offer is:
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502
(888) 583-8900, ext. 8502 (Call Toll-Free)
September 30, 2005